Lawrence Venick Partner 2206-19 Jardine House 1 Connaught Place Central Hong Kong, SAR	Direct +852.3923.1188 Main +852.3923.1111 Fax +852.3923.1100 lvenick@loeb.com

Via EDGAR

December 6, 2024

Mr. Nasreen Mohammed/Mr. Doug Jones/Ms. Rebekah Reed/Ms. Mara Ransom
Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
Washington, D.C. 20549

Re:	Thoughtful Media Group Inc. (the “Company”) Amendment No. 3 to Registration Statement on Form S-1 Filed November 1, 2024 File No. 333-281589

Ladies and Gentlemen:

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated November 27, 2024 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form S-1 (the “Form S-1”). We have filed an amendment No. 3 to the Form S-1 (the “Amendment”) in response to the Staff’s comments.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Amendment No. 3 to Registration Statement on Form S-1 filed November 1, 2024

General

1.	We continue to consider your response to prior comment 3, however, it appears that the investors in the private placement were not irrevocably bound to purchase such securities at the time you initially filed this registration statement on August 15, 2024. In this regard, you amended the securities purchase agreement with Creative Vision Digital Limited on September 20, 2024 to increase the subscription amount of securities to be purchased. Additionally, the securities purchase agreements with Grit Multi-Strategies Investment Company Limited and G Bridge Global Investment Limited were not entered into until September 20, 2024 and October 15, 2024, respectively. Revise to remove such shares from this registration statement or tell us how you believe that each investor was irrevocably bound as of the date you filed this registration statement. Refer to Securities Act Sections Compliance and Disclosure Interpretation 139.06 located at our web-site.

Response: The Company respectfully informs the Staff that the investors in the private placement of the convertible notes were irrevocably bound to purchase such securities at the time that the Company initially filed the registration statement on August 15, 2024. The following is a detailed chronology of events:

July 1, 2024 Binding Term Sheets

The Company entered into binding term sheets dated July 1, 2024 with the following convertible note investors:

●	Creative Vision Digital Limited

●	Grit Securities Limited

●	Wang, Su Feng

●	Xu, XuZhong

●	Zhou, Zhe

●	Zhou, YuZhang

Copies of these binding term sheets are attached to this response letter as Exhibit A. We note that each term sheet provided for the following terms, among others:

●	A right for the investor to convert the notes into Company Common stock at price of $1.80 per share until September 15, 2024, and at a price of $1.50 per share commencing as of such date; and

●	A force majeure provision that permitted the parties to terminate upon a force majeure event, which included the right of the Company to terminate if “know your customer” or other diligence of any investor was not completed in a prompt and comprehensive manner, as well as others beyond the control of the parties.

August 12, 2024 Binding Term Sheets

As the Company prepared to make its first public S-1 filing (which was filed on August 15, 2024), it became apparent that diligence on certain of the investors who signed the July 1, 2024 term sheets was not moving forward at an acceptable pace. For example, their brokers and banks were unresponsive to the Company’s repeated inquiries as to the status of their diligence. As a result, the Company reached out to two additional potential investors: G Bridge Global Investment Limited and GRIT Multi-Strategies Investment Company Limited. The Company signed binding term sheets with each of these two potential investors on August 12, 2024, which were identical to the July 1, 2024, except that they also included an acknowledgement by the investor that the note offering is was currently over-subscribed. Copies of the August 12, 2024 term sheets are attached to this response letter as Exhibit B.

The July 1, 2024 and August 12, 2024 term sheets established a binding private placement as of August 12, 2024. Each investor then signed long form documentation for the note offering prior to the Company’s initial filing of the registration statement on August 15, 2024.

Amendment 1 to the Registration Statement

Prior to filing Amendment 1 to the Registration Statement on September 24, 2024, the Company determined that the vetting and diligence relating to the four individual investors (Wang, Su Feng, Xu, XuZhong, Zhou, Zhe and Zhou, YuZhang) was not satisfactory, and therefore the Company and each such individual mutually terminated their agreements relating to the private placement.

The Company and Grit Multi-Strategies Investment Company Limited triggered the terms of their August 12, 2024 binding term sheet, and the parties executed long form documentation on September 20, 2024.

The Company and G Bridge Global Investment Limited triggered the terms of their August 12, 2024 binding term sheet, and the parties executed long form documentation on October 15, 2024.

Amendment 2 to the Registration Statement

Prior to filing Amendment 2 to the Registration Statement on October 18, 2024, the Company removed Grit Securities Limited as a selling shareholder because that entity could, due to its other business activities, be deemed an underwriter under the securities laws. Such an event would be beyond the control of that investor, and therefore the Company and Grit Securities Limited terminated their agreement relating to the private placement.

Creative Vision Digital Limited

Amendment 1 shows Creative Vision Digital Limited as a selling stockholder with respect to 600,000 shares. As to the Staff’s comment, we respectfully respond that the increase from 500,000 to 600,000 shares was entirely a function of the reduction of the note conversion price from $1.80 to $1.50 per share per the July 1, 2024 binding term sheet. (Creative Vision Digital’s investment commitment was $900,000 at all times.) The two other current investors - Grit Multi-Strategies Investment Company Limited and G Bridge Global Investment Limited – were added to the registration statement AFTER September 15, 2024, when, per the terms of their respective binding term sheets, the agreed conversion price would be reduced to $1.50.

The Note Offering Complies with All Securities Laws

The Company believes that the note offering complies with all securities laws and related guidance and specifically, with all the requirements set forth in Securities Act Sections Compliance and Disclosure Interpretation 139.06:

●	“The resale registration statement may be filed if securities are privately placed, with the closing of the private placement contingent on filing or effectiveness of a resale registration statement.”

○	The convertible note documentation provides that “the Investor will purchase the Convertible Note no later than the effectiveness of a resale registration statement covering the Common Stock…”

●	“At the time of filing the registration statement, the purchasers in the private placement must be irrevocably bound to purchase the securities subject only to the filing or effectiveness of the registration statement or other conditions outside their control, and the purchase price must be established at the time of the private placement.”

○	All of the investor term sheets were legally binding when signed.

○	All of the current investors have signed long form securities purchase agreements reflecting the terms of their investor term sheets.

○	All of the current investors were legally bound at all times to purchase $900,000 principal amount of convertible notes.

○	The force majeure provisions in the terms sheets allowed the Company to terminate in the event of delays in diligence reasonably believed by the Company to represent an unreasonable risk of non-performance by or potential future liabilities relating to several of the potential investors, or in the event of circumstances beyond the control of any party. These force majeure provisions permitted Wang, Su Feng, Xu, XuZhong, Zhou, Zhe and Zhou, YuZhang and Grit Securities Limited to be removed from the convertible note offering.

●	“[T]he purchase price must be established at the time of the private placement. The purchase price cannot be contingent on the market price at the time of effectiveness of the registration statement.”

○	The conversion price of the convertible notes was established at the time of the private placement, and was not conditioned on the market price of the common stock at the time of effectiveness of the registration statement. The specific terms provided for alternative conversion prices ($1.80 before September 15, 2024 and $1.50 from and after September 15, 2024).

* * *

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the response contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence Venick
Partner

cc:	Kriangkrai Chaimongkol

Exhibit A

THOUGHTFUL MEDIA GROUP INC. (“TMG”)
BINDING TERM SHEET
JULY 1, 2024

TMG and the Investor (as defined below) are entering into this binding term sheet (the “Term Sheet”) setting forth the terms of the private placement of convertible notes with the principal amount of up to US$5.0 million. Upon execution by the parties, this Term Sheet shall constitute a binding agreement that will serve as an interim agreement between the Parties until such date as customary definitive agreements are executed by the parties. Such definitive agreements shall incorporate the terms of this Term Sheet and contain other customary terms and conditions to be negotiated in good faith by the parties.

Borrower:	Thoughtful Media Group Inc., a Nevada Corporation (“TMG” or the “Company”).

Investor:	Creative Vision Digital Limited (the “Investor”).

Note:	The Company will issue to the Investor a promissory note (the “Convertible Note”) in the principal amount of US$900,000 (“Maturity Amount”), and the Investor will purchase the Convertible Note no later than the effectiveness of a resale registration statement covering the Common Stock (as defined below). The Convertible Note shall bear interest at 6% per annum. The Convertible Note shall be due six months after its issuance date (“Maturity Date”).

Voluntary Conversion:	The Investor shall have the right to convert the Convertible Note into common stock of the Company (the “Common Stock”) at US$1.80 per share; provided, however, the Investor shall have the right to convert the Convertible Note into Common Stock of the Company at US$1.50 per share on or after September 15, 2024 (the “Conversion Price”). All such Conversion Price determinations are to be appropriately adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction that proportionately decreases or increases the Common Stock.

Mandatory Conversion:	The Convertible Note shall convert into Common Stock at the Conversion Price, without the Investor’s election, upon the effectiveness of the registration statement for the initial public offering by the Company that results in a listing of Common Stock on a national securities exchange (the “IPO”) before the Maturity Date.

2

Registration:	Within 45 days of the date of this Term Sheet, the Company shall file a registration statement on Form S- 1 to cover the resale of the Common Stock issuable upon conversion of the Convertible Notes.

Events of Default:

If any Event of Default (defined below) occurs, the outstanding principal amount of the Convertible Note, plus liquidated damages and other amounts owing in respect thereof through the date of acceleration, shall become, at the holder’s election, immediately due and payable in cash. During the existence of an Event of Default, interest shall accrue at the lesser of (i) the rate of 18% per annum, or (ii) the maximum amount permitted by law (the lesser of clause (i) or (ii), the “Default Interest Rate”). Once an Event of Default is cured, the interest rate shall return to 6%.

Event of Default means:

● Failure to repay the Convertible Notes when they are due at maturity;

● The Company or any subsidiary shall be subject to a bankruptcy event;

● The occurrence of any levy upon or seizure or attachment of, or any uninsured loss of or damage to, any property of the Company or any subsidiary having an aggregate fair value or repair cost (as the case may be) in excess of $100,000 individually or in the aggregate, and any such levy, seizure or attachment shall not be set aside, bonded or discharged within 45 days after the date thereof; and

● Any monetary judgment, writ or similar final process shall be entered or filed against the Company, any subsidiary or any of their respective property or other assets for more than $100,000, and such judgment, writ or similar final process shall remain unvacated, unbonded or unstayed for a period of 30 days.

Binding Effect:	The provisions of this Term Sheet shall be binding obligations of the parties, enforceable in accordance with their terms. The parties shall execute definitive agreements promptly after the date hereof.

Governing Law and Jurisdiction:	This Term Sheet shall be governed by New York law. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the New York County, New York.

Event of Force Majeure:

Event of Force Majeure means any event or circumstance or combination of events or circumstances:

(a) beyond the control of the party affected by such event, circumstance or combination of events or circumstances (the “Affected Party”) and which directly causes the Affected Party to be unable to comply with all or a material part of its obligations under this Term Sheet; or

(b) resulting from the failure of the Company or any bank, broker or other third party institution that conducts “know your customer” and/or other diligence on the Investor to promptly clear its diligence review of the Investor for any reason including, without limitation, the Investor’s failure to provide documentation on a prompt basis or at all, or any other reason reasonably believed by the Company to represent an unreasonable risk of non-performance by or potential future liabilities relating to the Investor (the Company for purposes of this clause (b) is also referred to as an “Affected Party”).

Relief from Force Majeure Events:	If a Force Majeure Event has occurred, the Affected Party shall be entitled to relief from its obligations under this Term Sheet.

3

[SIGNATURE PAGE TO FOLLOW]

[BINDING TERM SHEET SIGNATURE PAGE]

THOUGHTFUL MEDIA GROUP INCORPORATED		INVESTOR

Name:	Kriangkrai Chaimongkol	Name:	Creative Vision Digital Limited
Title:	Chief Executive Officer	Title:	Authorized Signatory

Dated:	July 1, 2024

4

THOUGHTFUL MEDIA GROUP INC. (“TMG”)
BINDING TERM SHEET
JULY 1, 2024

TMG and the Investor (as defined below) are entering into this binding term sheet (the “Term Sheet”) setting forth the terms of the private placement of convertible notes with the principal amount of up to US$5.0 million. Upon execution by the parties, this Term Sheet shall constitute a binding agreement that will serve as an interim agreement between the Parties until such date as customary definitive agreements are executed by the parties. Such definitive agreements shall incorporate the terms of this Term Sheet and contain other customary terms and conditions to be negotiated in good faith by the parties.

Borrower:	Thoughtful Media Group Inc., a Nevada Corporation (“TMG” or the “Company”).

Investor:	Grit Securities Limited (the “Investor”).

Note:	The Company will issue to the Investor a promissory note (the “Convertible Note”) in the principal amount of US$900,000 (“Maturity Amount”), and the Investor will purchase the Convertible Note no later than the effectiveness of a resale registration statement covering the Common Stock (as defined below). The Convertible Note shall bear interest at 6% per annum. The Convertible Note shall be due six months after its issuance date (“Maturity Date”).

Voluntary Conversion:	The Investor shall have the right to convert the Convertible Note into common stock of the Company (the “Common Stock”) at US$1.80 per share; provided, however, the Investor shall have the right to convert the Convertible Note into Common Stock of the Company at US$1.50 per share on or after September 15, 2024 (the “Conversion Price”). All such Conversion Price determinations are to be appropriately adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction that proportionately decreases or increases the Common Stock.

Mandatory Conversion:	The Convertible Note shall convert into Common Stock at the Conversion Price, without the Investor’s election, upon the effectiveness of the registration statement for the initial public offering by the Company that results in a listing of Common Stock on a national securities exchange (the “IPO”) before the Maturity Date.

5

Registration:	Within 45 days of the date of this Term Sheet, the Company shall file a registration statement on Form S- 1 to cover the resale of the Common Stock issuable upon conversion of the Convertible Notes.

Events of Default:

If any Event of Default (defined below) occurs, the outstanding principal amount of the Convertible Note, plus liquidated damages and other amounts owing in respect thereof through the date of acceleration, shall become, at the holder’s election, immediately due and payable in cash. During the existence of an Event of Default, interest shall accrue at the lesser of (i) the rate of 18% per annum, or (ii) the maximum amount permitted by law (the lesser of clause (i) or (ii), the “Default Interest Rate”). Once an Event of Default is cured, the interest rate shall return to 6%.

Event of Default means:

● Failure to repay the Convertible Notes when they are due at maturity;

● The Company or any subsidiary shall be subject to a bankruptcy event;

● The occurrence of any levy upon or seizure or attachment of, or any uninsured loss of or damage to, any property of the Company or any subsidiary having an aggregate fair value or repair cost (as the case may be) in excess of $100,000 individually or in the aggregate, and any such levy, seizure or attachment shall not be set aside, bonded or discharged within 45 days after the date thereof; and

● Any monetary judgment, writ or similar final process shall be entered or filed against the Company, any subsidiary or any of their respective property or other assets for more than $100,000, and such judgment, writ or similar final process shall remain unvacated, unbonded or unstayed for a period of 30 days.

Binding Effect:	The provisions of this Term Sheet shall be binding obligations of the parties, enforceable in accordance with their terms. The parties shall execute definitive agreements promptly after the date hereof.

Governing Law and Jurisdiction:	This Term Sheet shall be governed by New York law. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the New York County, New York.

Event of Force Majeure:

Event of Force Majeure means any event or circumstance or combination of events or circumstances:

(a) beyond the control of the party affected by such event, circumstance or combination of events or circumstances (the “Affected Party”) and which directly causes the Affected Party to be unable to comply with all or a material part of its obligations under this Term Sheet; or

(b) resulting from the failure of the Company or any bank, broker or other third party institution that conducts “know your customer” and/or other diligence on the Investor to promptly clear its diligence review of the Investor for any reason including, without limitation, the Investor’s failure to provide documentation on a prompt basis or at all, or any other reason reasonably believed by the Company to represent an unreasonable risk of non-performance by or potential future liabilities relating to the Investor (the Company for purposes of this clause (b) is also referred to as an “Affected Party”).

Relief from Force Majeure Events:	If a Force Majeure Event has occurred, the Affected Party shall be entitled to relief from its obligations under this Term Sheet.

6

[SIGNATURE PAGE TO FOLLOW]

[BINDING TERM SHEET SIGNATURE PAGE]

THOUGHTFUL MEDIA GROUP INCORPORATED		INVESTOR

Name:	Kriangkrai Chaimongkol	Name:	Grit Securities Limited
Title:	Chief Executive Officer	Title:	Authorized Signatory

Dated:	July 1, 2024

7

THOUGHTFUL MEDIA GROUP INC. (“TMG”)
BINDING TERM SHEET
JULY 1, 2024

TMG and the Investor (as defined below) are entering into this binding term sheet (the “Term Sheet”) setting forth the terms of the private placement of convertible notes with the principal amount of up to US$5.0 million. Upon execution by the parties, this Term Sheet shall constitute a binding agreement that will serve as an interim agreement between the Parties until such date as customary definitive agreements are executed by the parties. Such definitive agreements shall incorporate the terms of this Term Sheet and contain other customary terms and conditions to be negotiated in good faith by the parties.

Borrower:	Thoughtful Media Group Inc., a Nevada Corporation (“TMG” or the “Company”).

Investor:	Wang Su Feng (the “Investor”).

Note:	The Company will issue to the Investor a promissory note (the “Convertible Note”) in the principal amount of US$800,000 (“Maturity Amount”), and the Investor will purchase the Convertible Note no later than the effectiveness of a resale registration statement covering the Common Stock (as defined below). The Convertible Note shall bear interest at 6% per annum. The Convertible Note shall be due six months after its issuance date (“Maturity Date”).

Voluntary Conversion:	The Investor shall have the right to convert the Convertible Note into common stock of the Company (the “Common Stock”) at US$1.80 per share; provided, however, the Investor shall have the right to convert the Convertible Note into Common Stock of the Company at US$1.50 per share on or after September 15, 2024 (the “Conversion Price”). All such Conversion Price determinations are to be appropriately adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction that proportionately decreases or increases the Common Stock.

Mandatory Conversion:	The Convertible Note shall convert into Common Stock at the Conversion Price, without the Investor’s election, upon the effectiveness of the registration statement for the initial public offering by the Company that results in a listing of Common Stock on a national securities exchange (the “IPO”) before the Maturity Date.

8

Registration:	Within 45 days of the date of this Term Sheet, the Company shall file a registration statement on Form S- 1 to cover the resale of the Common Stock issuable upon conversion of the Convertible Notes.

Events of Default:

If any Event of Default (defined below) occurs, the outstanding principal amount of the Convertible Note, plus liquidated damages and other amounts owing in respect thereof through the date of acceleration, shall become, at the holder’s election, immediately due and payable in cash. During the existence of an Event of Default, interest shall accrue at the lesser of (i) the rate of 18% per annum, or (ii) the maximum amount permitted by law (the lesser of clause (i) or (ii), the “Default Interest Rate”). Once an Event of Default is cured, the interest rate shall return to 6%.

Event of Default means:

● Failure to repay the Convertible Notes when they are due at maturity;

● The Company or any subsidiary shall be subject to a bankruptcy event;

● The occurrence of any levy upon or seizure or attachment of, or any uninsured loss of or damage to, any property of the Company or any subsidiary having an aggregate fair value or repair cost (as the case may be) in excess of $100,000 individually or in the aggregate, and any such levy, seizure or attachment shall not be set aside, bonded or discharged within 45 days after the date thereof; and

● Any monetary judgment, writ or similar final process shall be entered or filed against the Company, any subsidiary or any of their respective property or other assets for more than $100,000, and such judgment, writ or similar final process shall remain unvacated, unbonded or unstayed for a period of 30 days.

Binding Effect:	The provisions of this Term Sheet shall be binding obligations of the parties, enforceable in accordance with their terms. The parties shall execute definitive agreements promptly after the date hereof.

Governing Law and Jurisdiction:	This Term Sheet shall be governed by New York law. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the New York County, New York.

Event of Force Majeure:

Event of Force Majeure means any event or circumstance or combination of events or circumstances:

(a) beyond the control of the party affected by such event, circumstance or combination of events or circumstances (the “Affected Party”) and which directly causes the Affected Party to be unable to comply with all or a material part of its obligations under this Term Sheet; or

(b) resulting from the failure of the Company or any bank, broker or other third party institution that conducts “know your customer” and/or other diligence on the Investor to promptly clear its diligence review of the Investor for any reason including, without limitation, the Investor’s failure to provide documentation on a prompt basis or at all, or any other reason reasonably believed by the Company to represent an unreasonable risk of non-performance by or potential future liabilities relating to the Investor (the Company for purposes of this clause (b) is also referred to as an “Affected Party”).

Relief from Force Majeure Events:	If a Force Majeure Event has occurred, the Affected Party shall be entitled to relief from its obligations under this Term Sheet.

9

[SIGNATURE PAGE TO FOLLOW]

[BINDING TERM SHEET SIGNATURE PAGE]

THOUGHTFUL MEDIA GROUP INCORPORATED		INVESTOR

Name:	Kriangkrai Chaimongkol	Name:	Wang Su Feng
Title:	Chief Executive Officer	Title:	Authorized Signatory

Dated:	July 1, 2024

10

THOUGHTFUL MEDIA GROUP INC. (“TMG”)
BINDING TERM SHEET
JULY 1, 2024

TMG and the Investor (as defined below) are entering into this binding term sheet (the “Term Sheet”) setting forth the terms of the private placement of convertible notes with the principal amount of up to US$5.0 million. Upon execution by the parties, this Term Sheet shall constitute a binding agreement that will serve as an interim agreement between the Parties until such date as customary definitive agreements are executed by the parties. Such definitive agreements shall incorporate the terms of this Term Sheet and contain other customary terms and conditions to be negotiated in good faith by the parties.

Borrower:	Thoughtful Media Group Inc., a Nevada Corporation (“TMG” or the “Company”).

Investor:	Xu Zhong (the “Investor”).

Note:	The Company will issue to the Investor a promissory note (the “Convertible Note”) in the principal amount of US$800,000 (“Maturity Amount”), and the Investor will purchase the Convertible Note no later than the effectiveness of a resale registration statement covering the Common Stock (as defined below). The Convertible Note shall bear interest at 6% per annum. The Convertible Note shall be due six months after its issuance date (“Maturity Date”).

Voluntary Conversion:	The Investor shall have the right to convert the Convertible Note into common stock of the Company (the “Common Stock”) at US$1.80 per share; provided, however, the Investor shall have the right to convert the Convertible Note into Common Stock of the Company at US$1.50 per share on or after September 15, 2024 (the “Conversion Price”). All such Conversion Price determinations are to be appropriately adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction that proportionately decreases or increases the Common Stock.

Mandatory Conversion:	The Convertible Note shall convert into Common Stock at the Conversion Price, without the Investor’s election, upon the effectiveness of the registration statement for the initial public offering by the Company that results in a listing of Common Stock on a national securities exchange (the “IPO”) before the Maturity Date.

11

Registration:	Within 45 days of the date of this Term Sheet, the Company shall file a registration statement on Form S- 1 to cover the resale of the Common Stock issuable upon conversion of the Convertible Notes.

Events of Default:

If any Event of Default (defined below) occurs, the outstanding principal amount of the Convertible Note, plus liquidated damages and other amounts owing in respect thereof through the date of acceleration, shall become, at the holder’s election, immediately due and payable in cash. During the existence of an Event of Default, interest shall accrue at the lesser of (i) the rate of 18% per annum, or (ii) the maximum amount permitted by law (the lesser of clause (i) or (ii), the “Default Interest Rate”). Once an Event of Default is cured, the interest rate shall return to 6%.

Event of Default means:

● Failure to repay the Convertible Notes when they are due at maturity;

● The Company or any subsidiary shall be subject to a bankruptcy event;

● The occurrence of any levy upon or seizure or attachment of, or any uninsured loss of or damage to, any property of the Company or any subsidiary having an aggregate fair value or repair cost (as the case may be) in excess of $100,000 individually or in the aggregate, and any such levy, seizure or attachment shall not be set aside, bonded or discharged within 45 days after the date thereof; and

● Any monetary judgment, writ or similar final process shall be entered or filed against the Company, any subsidiary or any of their respective property or other assets for more than $100,000, and such judgment, writ or similar final process shall remain unvacated, unbonded or unstayed for a period of 30 days.

Binding Effect:	The provisions of this Term Sheet shall be binding obligations of the parties, enforceable in accordance with their terms. The parties shall execute definitive agreements promptly after the date hereof.

Governing Law and Jurisdiction:	This Term Sheet shall be governed by New York law. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the New York County, New York.

Event of Force Majeure:

Event of Force Majeure means any event or circumstance or combination of events or circumstances:

(a) beyond the control of the party affected by such event, circumstance or combination of events or circumstances (the “Affected Party”) and which directly causes the Affected Party to be unable to comply with all or a material part of its obligations under this Term Sheet; or

(b) resulting from the failure of the Company or any bank, broker or other third party institution that conducts “know your customer” and/or other diligence on the Investor to promptly clear its diligence review of the Investor for any reason including, without limitation, the Investor’s failure to provide documentation on a prompt basis or at all, or any other reason reasonably believed by the Company to represent an unreasonable risk of non-performance by or potential future liabilities relating to the Investor (the Company for purposes of this clause (b) is also referred to as an “Affected Party”).

Relief from Force Majeure Events:	If a Force Majeure Event has occurred, the Affected Party shall be entitled to relief from its obligations under this Term Sheet.

12

[SIGNATURE PAGE TO FOLLOW]

[BINDING TERM SHEET SIGNATURE PAGE]

THOUGHTFUL MEDIA GROUP INCORPORATED		INVESTOR

Name:	Kriangkrai Chaimongkol	Name:	Xu Zhong
Title:	Chief Executive Officer	Title:	Authorized Signatory

Dated:	July 1, 2024

13

THOUGHTFUL MEDIA GROUP INC. (“TMG”)
BINDING TERM SHEET
JULY 1, 2024

TMG and the Investor (as defined below) are entering into this binding term sheet (the “Term Sheet”) setting forth the terms of the private placement of convertible notes with the principal amount of up to US$5.0 million. Upon execution by the parties, this Term Sheet shall constitute a binding agreement that will serve as an interim agreement between the Parties until such date as customary definitive agreements are executed by the parties. Such definitive agreements shall incorporate the terms of this Term Sheet and contain other customary terms and conditions to be negotiated in good faith by the parties.

Borrower:	Thoughtful Media Group Inc., a Nevada Corporation (“TMG” or the “Company”).

Investor:	Zhou Yu Zhang (the “Investor”).

Note:	The Company will issue to the Investor a promissory note (the “Convertible Note”) in the principal amount of US$800,000 (“Maturity Amount”), and the Investor will purchase the Convertible Note no later than the effectiveness of a resale registration statement covering the Common Stock (as defined below). The Convertible Note shall bear interest at 6% per annum. The Convertible Note shall be due six months after its issuance date (“Maturity Date”).

Voluntary Conversion:	The Investor shall have the right to convert the Convertible Note into common stock of the Company (the “Common Stock”) at US$1.80 per share; provided, however, the Investor shall have the right to convert the Convertible Note into Common Stock of the Company at US$1.50 per share on or after September 15, 2024 (the “Conversion Price”). All such Conversion Price determinations are to be appropriately adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction that proportionately decreases or increases the Common Stock.

Mandatory Conversion:	The Convertible Note shall convert into Common Stock at the Conversion Price, without the Investor’s election, upon the effectiveness of the registration statement for the initial public offering by the Company that results in a listing of Common Stock on a national securities exchange (the “IPO”) before the Maturity Date.

14

Registration:	Within 45 days of the date of this Term Sheet, the Company shall file a registration statement on Form S- 1 to cover the resale of the Common Stock issuable upon conversion of the Convertible Notes.

Events of Default:

If any Event of Default (defined below) occurs, the outstanding principal amount of the Convertible Note, plus liquidated damages and other amounts owing in respect thereof through the date of acceleration, shall become, at the holder’s election, immediately due and payable in cash. During the existence of an Event of Default, interest shall accrue at the lesser of (i) the rate of 18% per annum, or (ii) the maximum amount permitted by law (the lesser of clause (i) or (ii), the “Default Interest Rate”). Once an Event of Default is cured, the interest rate shall return to 6%.

Event of Default means:

● Failure to repay the Convertible Notes when they are due at maturity;

● The Company or any subsidiary shall be subject to a bankruptcy event;

● The occurrence of any levy upon or seizure or attachment of, or any uninsured loss of or damage to, any property of the Company or any subsidiary having an aggregate fair value or repair cost (as the case may be) in excess of $100,000 individually or in the aggregate, and any such levy, seizure or attachment shall not be set aside, bonded or discharged within 45 days after the date thereof; and

● Any monetary judgment, writ or similar final process shall be entered or filed against the Company, any subsidiary or any of their respective property or other assets for more than $100,000, and such judgment, writ or similar final process shall remain unvacated, unbonded or unstayed for a period of 30 days.

Binding Effect:	The provisions of this Term Sheet shall be binding obligations of the parties, enforceable in accordance with their terms. The parties shall execute definitive agreements promptly after the date hereof.

Governing Law and Jurisdiction:	This Term Sheet shall be governed by New York law. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the New York County, New York.

Event of Force Majeure:

Event of Force Majeure means any event or circumstance or combination of events or circumstances:

(a) beyond the control of the party affected by such event, circumstance or combination of events or circumstances (the “Affected Party”) and which directly causes the Affected Party to be unable to comply with all or a material part of its obligations under this Term Sheet; or

(b) resulting from the failure of the Company or any bank, broker or other third party institution that conducts “know your customer” and/or other diligence on the Investor to promptly clear its diligence review of the Investor for any reason including, without limitation, the Investor’s failure to provide documentation on a prompt basis or at all, or any other reason reasonably believed by the Company to represent an unreasonable risk of non-performance by or potential future liabilities relating to the Investor (the Company for purposes of this clause (b) is also referred to as an “Affected Party”).

Relief from Force Majeure Events:	If a Force Majeure Event has occurred, the Affected Party shall be entitled to relief from its obligations under this Term Sheet.

15

[SIGNATURE PAGE TO FOLLOW]

[BINDING TERM SHEET SIGNATURE PAGE]

THOUGHTFUL MEDIA GROUP INCORPORATED		INVESTOR

Name:	Kriangkrai Chaimongkol	Name:	Zhou Zhe
Title:	Chief Executive Officer	Title:	Authorized Signatory

Dated:	July 1, 2024

16

THOUGHTFUL MEDIA GROUP INC. (“TMG”)
BINDING TERM SHEET
JULY 1, 2024

TMG and the Investor (as defined below) are entering into this binding term sheet (the “Term Sheet”) setting forth the terms of the private placement of convertible notes with the principal amount of up to US$5.0 million. Upon execution by the parties, this Term Sheet shall constitute a binding agreement that will serve as an interim agreement between the Parties until such date as customary definitive agreements are executed by the parties. Such definitive agreements shall incorporate the terms of this Term Sheet and contain other customary terms and conditions to be negotiated in good faith by the parties.

Borrower:	Thoughtful Media Group Inc., a Nevada Corporation (“TMG” or the “Company”).

Investor:	Zhou Zhe (the “Investor”).

Note:	The Company will issue to the Investor a promissory note (the “Convertible Note”) in the principal amount of US$800,000 (“Maturity Amount”), and the Investor will purchase the Convertible Note no later than the effectiveness of a resale registration statement covering the Common Stock (as defined below). The Convertible Note shall bear interest at 6% per annum. The Convertible Note shall be due six months after its issuance date (“Maturity Date”).

Voluntary Conversion:	The Investor shall have the right to convert the Convertible Note into common stock of the Company (the “Common Stock”) at US$1.80 per share; provided, however, the Investor shall have the right to convert the Convertible Note into Common Stock of the Company at US$1.50 per share on or after September 15, 2024 (the “Conversion Price”). All such Conversion Price determinations are to be appropriately adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction that proportionately decreases or increases the Common Stock.

Mandatory Conversion:	The Convertible Note shall convert into Common Stock at the Conversion Price, without the Investor’s election, upon the effectiveness of the registration statement for the initial public offering by the Company that results in a listing of Common Stock on a national securities exchange (the “IPO”) before the Maturity Date.

17

Registration:	Within 45 days of the date of this Term Sheet, the Company shall file a registration statement on Form S- 1 to cover the resale of the Common Stock issuable upon conversion of the Convertible Notes.

Events of Default:

If any Event of Default (defined below) occurs, the outstanding principal amount of the Convertible Note, plus liquidated damages and other amounts owing in respect thereof through the date of acceleration, shall become, at the holder’s election, immediately due and payable in cash. During the existence of an Event of Default, interest shall accrue at the lesser of (i) the rate of 18% per annum, or (ii) the maximum amount permitted by law (the lesser of clause (i) or (ii), the “Default Interest Rate”). Once an Event of Default is cured, the interest rate shall return to 6%.

Event of Default means:

● Failure to repay the Convertible Notes when they are due at maturity;

● The Company or any subsidiary shall be subject to a bankruptcy event;

● The occurrence of any levy upon or seizure or attachment of, or any uninsured loss of or damage to, any property of the Company or any subsidiary having an aggregate fair value or repair cost (as the case may be) in excess of $100,000 individually or in the aggregate, and any such levy, seizure or attachment shall not be set aside, bonded or discharged within 45 days after the date thereof; and

● Any monetary judgment, writ or similar final process shall be entered or filed against the Company, any subsidiary or any of their respective property or other assets for more than $100,000, and such judgment, writ or similar final process shall remain unvacated, unbonded or unstayed for a period of 30 days.

Binding Effect:	The provisions of this Term Sheet shall be binding obligations of the parties, enforceable in accordance with their terms. The parties shall execute definitive agreements promptly after the date hereof.

Governing Law and Jurisdiction:	This Term Sheet shall be governed by New York law. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the New York County, New York.

Event of Force Majeure:

Event of Force Majeure means any event or circumstance or combination of events or circumstances:

(a) beyond the control of the party affected by such event, circumstance or combination of events or circumstances (the “Affected Party”) and which directly causes the Affected Party to be unable to comply with all or a material part of its obligations under this Term Sheet; or

(b) resulting from the failure of the Company or any bank, broker or other third party institution that conducts “know your customer” and/or other diligence on the Investor to promptly clear its diligence review of the Investor for any reason including, without limitation, the Investor’s failure to provide documentation on a prompt basis or at all, or any other reason reasonably believed by the Company to represent an unreasonable risk of non-performance by or potential future liabilities relating to the Investor (the Company for purposes of this clause (b) is also referred to as an “Affected Party”).

Relief from Force Majeure Events:	If a Force Majeure Event has occurred, the Affected Party shall be entitled to relief from its obligations under this Term Sheet.

18

[SIGNATURE PAGE TO FOLLOW]

[BINDING TERM SHEET SIGNATURE PAGE]

THOUGHTFUL MEDIA GROUP INCORPORATED		INVESTOR

Name:	Kriangkrai Chaimongkol	Name:	Zhou Zhe
Title:	Chief Executive Officer	Title:	Authorized Signatory

Dated: July 1, 2024

19

Exhibit B

THOUGHTFUL MEDIA GROUP INC. (“TMG”)

BINDING TERM SHEET

AUGUST 12, 2024

TMG and the Investor (as defined below) are entering into this binding term sheet (the “Term Sheet”) setting forth the terms of the private placement of convertible notes with the principal amount of up to US$5.0 million (the “Offering”). Upon execution by the parties, this Term Sheet shall constitute a binding agreement that will serve as an interim agreement between the Parties until such date as customary definitive agreements are executed by the parties. Such definitive agreements shall incorporate the terms of this Term Sheet and contain other customary terms and conditions to be negotiated in good faith by the parties. The Investor acknowledges that the Offering is currently over-subscribed. In the event that one or more purchasers of the Convertible Notes (as defined below) are unable to participate in the Offering, the Investor agrees to purchase the Convertible Note on the terms set forth below.

Borrower:	Thoughtful Media Group Inc., a Nevada Corporation (“TMG” or the “Company”).

Investor:	G Bridge Global Investment Limited (the “Investor”).

Note:	The Company will issue to the Investor a promissory note (the “Convertible Note”) in the principal amount of US$900,000 (“Maturity Amount”), and the Investor will purchase the Convertible Note no later than the effectiveness of a resale registration statement covering the Common Stock (as defined below). The Convertible Note shall bear interest at 6% per annum. The Convertible Note shall be due six months after its issuance date (“Maturity Date”).

Voluntary Conversion:	The Investor shall have the right to convert the Convertible Note into common stock of the Company (the “Common Stock”) at US$1.80 per share; provided, however, the Investor shall have the right to convert the Convertible Note into Common Stock of the Company at US$1.50 per share on or after September 15, 2024 (the “Conversion Price”). All such Conversion Price determinations are to be appropriately adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction that proportionately decreases or increases the Common Stock.

Mandatory Conversion:	The Convertible Note shall convert into Common Stock at the Conversion Price, without the Investor’s election, upon the effectiveness of the registration statement for the initial public offering by the Company that results in a listing of Common Stock on a national securities exchange (the “IPO”) before the Maturity Date.

Registration:	Within 45 days of the date of this Term Sheet, the Company shall file a registration statement on Form S- 1 to cover the resale of the Common Stock issuable upon conversion of the Convertible Notes.

Events of Default:

If any Event of Default (defined below) occurs, the outstanding principal amount of the Convertible Note, plus liquidated damages and other amounts owing in respect thereof through the date of acceleration, shall become, at the holder’s election, immediately due and payable in cash. During the existence of an Event of Default, interest shall accrue at the lesser of (i) the rate of 18% per annum, or (ii) the maximum amount permitted by law (the lesser of clause (i) or (ii), the “Default Interest Rate”). Once an Event of Default is cured, the interest rate shall return to 6%.

Event of Default means:

● Failure to repay the Convertible Notes when they are due at maturity;

● The Company or any subsidiary shall be subject to a bankruptcy event;

● The occurrence of any levy upon or seizure or attachment of, or any uninsured loss of or damage to, any property of the Company or any subsidiary having an aggregate fair value or repair cost (as the case may be) in excess of $100,000 individually or in the aggregate, and any such levy, seizure or attachment shall not be set aside, bonded or discharged within 45 days after the date thereof; and

● Any monetary judgment, writ or similar final process shall be entered or filed against the Company, any subsidiary or any of their respective property or other assets for more than $100,000, and such judgment, writ or similar final process shall remain unvacated, unbonded or unstayed for a period of 30 days.

Binding Effect:	The provisions of this Term Sheet shall be binding obligations of the parties, enforceable in accordance with their terms. The parties shall execute definitive agreements promptly after the date hereof.

Governing Law and Jurisdiction:	This Term Sheet shall be governed by New York law. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the New York County, New York.

Event of Force Majeure:

Event of Force Majeure means any event or circumstance or combination of events or circumstances:

(a) beyond the control of the party affected by such event, circumstance or combination of events or circumstances (the “Affected Party”) and which directly causes the Affected Party to be unable to comply with all or a material part of its obligations under this Term Sheet; or

(b) resulting from the failure of the Company or any bank, broker or other third party institution that conducts “know your customer” and/or other diligence on the Investor to promptly clear its diligence review of the Investor for any reason including, without limitation, the Investor’s failure to provide documentation on a prompt basis or at all, or any other reason reasonably believed by the Company to represent an unreasonable risk of non-performance by or potential future liabilities relating to the Investor (the Company for purposes of this clause (b) is also referred to as an “Affected Party”).

Relief from Force Majeure Events:	If a Force Majeure Event has occurred, the Affected Party shall be entitled to relief from its obligations under this Term Sheet.

[BINDING TERM SHEET SIGNATURE PAGE]

THOUGHTFUL MEDIA GROUP INCORPORATED		INVESTOR

Name:	Kriangkrai Chaimongkol	Name:	G Bridge Global Investment Limited
Title:	Chief Executive Officer	Title:	Authorized Signatory

Dated: August 12, 2024

THOUGHTFUL MEDIA GROUP INC. (“TMG”)
BINDING TERM SHEET
AUGUST 12, 2024

TMG and the Investor (as defined below) are entering into this binding term sheet (the “Term Sheet”) setting forth the terms of the private placement of convertible notes with the principal amount of up to US$5.0 million (the “Offering”). Upon execution by the parties, this Term Sheet shall constitute a binding agreement that will serve as an interim agreement between the Parties until such date as customary definitive agreements are executed by the parties. Such definitive agreements shall incorporate the terms of this Term Sheet and contain other customary terms and conditions to be negotiated in good faith by the parties. The Investor acknowledges that the Offering is currently over-subscribed. In the event that one or more purchasers of the Convertible Notes (as defined below) are unable to participate in the Offering, the Investor agrees to purchase the Convertible Note on the terms set forth below.

Borrower:	Thoughtful Media Group Inc., a Nevada Corporation (“TMG” or the “Company”).

Investor:	GRIT Multi-Strategies Investment Company Limited (the “Investor”).

Note:	The Company will issue to the Investor a promissory note (the “Convertible Note”) in the principal amount of US$900,000 (“Maturity Amount”), and the Investor will purchase the Convertible Note no later than the effectiveness of a resale registration statement covering the Common Stock (as defined below). The Convertible Note shall bear interest at 6% per annum. The Convertible Note shall be due six months after its issuance date (“Maturity Date”).

Voluntary Conversion:	The Investor shall have the right to convert the Convertible Note into common stock of the Company (the “Common Stock”) at US$1.80 per share; provided, however, the Investor shall have the right to convert the Convertible Note into Common Stock of the Company at US$1.50 per share on or after September 15, 2024 (the “Conversion Price”). All such Conversion Price determinations are to be appropriately adjusted for any stock dividend, stock split, stock combination, reclassification or similar transaction that proportionately decreases or increases the Common Stock.

mandatory Conversion: The Convertible Note shall convert into Common Stock at the Conversion Price, without the Investor’s election, upon the effectiveness of the registration statement for the initial public offering by the Company that results in a listing of Common Stock on a national securities exchange (the “IPO”) before the Maturity Date.

Registration:	Within 45 days of the date of this Term Sheet, the Company shall file a registration statement on Form S- 1 to cover the resale of the Common Stock issuable upon conversion of the Convertible Notes.

Events of Default:

If any Event of Default (defined below) occurs, the outstanding principal amount of the Convertible Note, plus liquidated damages and other amounts owing in respect thereof through the date of acceleration, shall become, at the holder’s election, immediately due and payable in cash. During the existence of an Event of Default, interest shall accrue at the lesser of (i) the rate of 18% per annum, or (ii) the maximum amount permitted by law (the lesser of clause (i) or (ii), the “Default Interest Rate”). Once an Event of Default is cured, the interest rate shall return to 6%.

Event of Default means:

● Failure to repay the Convertible Notes when they are due at maturity;

● The Company or any subsidiary shall be subject to a bankruptcy event;

● The occurrence of any levy upon or seizure or attachment of, or any uninsured loss of or damage to, any property of the Company or any subsidiary having an aggregate fair value or repair cost (as the case may be) in excess of $100,000 individually or in the aggregate, and any such levy, seizure or attachment shall not be set aside, bonded or discharged within 45 days after the date thereof; and

● Any monetary judgment, writ or similar final process shall be entered or filed against the Company, any subsidiary or any of their respective property or other assets for more than $100,000, and such judgment, writ or similar final process shall remain unvacated, unbonded or unstayed for a period of 30 days.

Binding Effect:	The provisions of this Term Sheet shall be binding obligations of the parties, enforceable in accordance with their terms. The parties shall execute definitive agreements promptly after the date hereof.

Governing Law and Jurisdiction:	This Term Sheet shall be governed by New York law. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the New York County, New York.

Event of Force Majeure:

Event of Force Majeure means any event or circumstance or combination of events or circumstances:

(a) beyond the control of the party affected by such event, circumstance or combination of events or circumstances (the “Affected Party”) and which directly causes the Affected Party to be unable to comply with all or a material part of its obligations under this Term Sheet; or

(b) resulting from the failure of the Company or any bank, broker or other third party institution that conducts “know your customer” and/or other diligence on the Investor to promptly clear its diligence review of the Investor for any reason including, without limitation, the Investor’s failure to provide documentation on a prompt basis or at all, or any other reason reasonably believed by the Company to represent an unreasonable risk of non-performance by or potential future liabilities relating to the Investor (the Company for purposes of this clause (b) is also referred to as an “Affected Party”).

Relief from Force Majeure Events:	If a Force Majeure Event has occurred, the Affected Party shall be entitled to relief from its obligations under this Term Sheet.

[SIGNATURE PAGE TO FOLLOW]

[BINDING TERM SHEET SIGNATURE PAGE]

THOUGHTFUL MEDIA GROUP INCORPORATED		INVESTOR

Name:	Kriangkrai Chaimongkol	Name:	Grit Securities Limited
Title:	Chief Executive Officer	Title:	Authorized Signatory

Dated: July 1, 2024